Exhibit 99.1

Safe-T Announces Three New Leading E-Commerce Customers for NetNut's Business Proxy Network

Among the new customers is a multibillion-dollar internet company

HERZLIYA, Israel, June 20, 2019 - Safe-T® Group Ltd. (Nasdaq, TASE:SFET), a provider of Secure Access solutions for the hybrid cloud, is proud to announce, that three new leading E-commerce customers joined the customer base of its wholly owned subsidiary, NetNut Ltd.1 The new customers will use NetNut's Business Proxy Network service.

The customers have chosen to use NetNut’s Business Proxy Network, following a trial period in which its cloud service proved to provide fast, secured and stable access to web properties around the world, to serve their growing data divisions' needs in secured and reliable access to various web sites across the world, utilizing the unique service providers based global network of the company.

E-commerce companies use NetNut’s cloud service to collect product related features and pricing from the web in a reliable way without being misled.

NetNut provides cyber and web intelligence companies with a proxy service that allows collecting data anonymously and infinitely from any public online sources. Obtaining reliable data for E-commerce companies in high scale requires the solution provider to provide a way to simulate real users’ traffic in a secure and transparent way. NetNut’s global network ensures high scale, smooth, zero disconnection access from almost 100 internet service providers around the world to any web site. It is the only network that provides real simulation of end users access without the need to consume end users’ devices precious resources.

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises' business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services. With Safe-T's patented reverse-access technology and proprietary routing technology, organizations of all sizes and types can secure their data, services and networks against internal and external threats. At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation. For more information about Safe-T, visit www.safe-t.com

1 Safe-T Group Ltd. completed the acquisition of NetNut Ltd. on June 12, 2019.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the potential and benefits of its and NetNut’s products and when it discusses agreements with customers. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110